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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bankers' Banc Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1714 Deer Tracks Trail, Suite 110
(No. and Street)

St. Louis	Missouri	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Lanigan, Jr. 314-726-2880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

600 Washington Ave, Ste 1800	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Lanigan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bankers' Banc Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James R. Lanigan, Jr. - Gamma Omega Investment Club

Investment Number 7R8153532

ALFIDA LAUREN CRUSE
Notary Public-Notary Seal
State of Missouri, Saint Louis City
Commission # 11021454
My Commission Expires Mar 13, 2015

Signature

President/CEO
Title

Alfida Lauren Cruse
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BANKERS' BANC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

CliftonLarsonAllen

FIRST BANKERS' BANC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FIRST BANKERS' BANC SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2011

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
First Bankers' Banc Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First Bankers' Banc Securities, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of First Bankers' Banc Securities, Inc. as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Louis, Missouri
February 3, 2012

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and Cash Equivalents	$	38,838
Deposit with Clearing Organization		100,000
Miscellaneous Receivables		547,904
Securities Owned, at Market Value		12,119,656
Fixed Assets, Net		175,356
Goodwill		6,630,768
Employee Advance		53,333
Income Taxes Refundable		140,115
Prepaid and Other Assets		257,074
Total Assets	$	20,063,044

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses	$	3,087,131
Deferred Tax Liability		131,302
Payable to Clearing Organization		4,460,225
Total Liabilities		7,678,658
Stockholder's Equity		
Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding		1,000
Additional Paid-In Capital		8,785,160
Retained Earnings		3,598,226
Total Stockholder's Equity		12,384,386
Total Liabilities and Stockholder's Equity	$	20,063,044

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Bankers' Banc Securities, Inc. (the Company) is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States. The Company is subject to competition from other broker-dealers. The Company is a member of FINRA and operates under the exemptive provisions of Rule 15c3-3(k)(1) under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Bankers' Banc Investment Services, LLC.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Miscellaneous Receivables

Miscellaneous receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client.

Goodwill

Goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. The Company has evaluated its existing goodwill that was acquired in the business acquisition and has tested that asset for impairment. There was no change in Goodwill from prior year due to 2010 being the last year for the earn-out. The earn-outs terms and conditions of the stock purchase agreement were between the shareholders of First St. Louis Capital Markets Inc. and Bankers' Banc Investment Services, LLC dated November 16, 2006. The earn-out payment was made by Bankers' Banc Investment Services, LLC with a corresponding increase to additional paid-in capital of First Bankers' Banc Securities, Inc.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions (Continued)

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in other income.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

The Company has also applied the above measurement principles for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company adopted the policy to value certain financial instruments at fair value. The Company has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

The valuation methods used for financial assets and liabilities recorded at fair value are as follows:

Trading Securities: Trading securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, as well as U.S. Treasury, other U.S. government and agency mortgage-backed securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include private collateralized mortgage obligations, municipal bonds and corporate debt securities. The Company does not have any securities that are valued with Level 3 inputs.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statement and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company is included in the consolidated federal and state income tax returns of Bankers' Banc Investment Services, LLC and it is not subject to federal or state income tax examinations for taxable years prior to 2007. Federal and state income taxes are calculated as if the Company filed on a separate basis.

The Company adopted the provision of the accounting standards for uncertainty in income taxes. These new rules establish a higher standard for tax benefits to meet before they can be recognized in a Company's financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. The change in accounting did not have a material impact on the Company's financial statements.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 3, 2012, the date the financial statements were available to be issued.

NOTE 2 DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

NOTE 3 SECURITIES OWNED AND SOLD, NOT YET PURCHASED, AT MARKET VALUE

Marketable securities owned and sold, not yet purchased, consist primarily of fixed income securities at market value, as follows:

	Owned
U.S. Government and Federal Agency	$ 197,566
State and Municipal Obligations	11,309,379
Mortgage Backed Securities	612,711
	$ 12,119,656

NOTE 4 FIXED ASETS

Fixed assets consist of the following at December 31, 2011:

Building Improvements	$ 87,852
Furniture and Fixtures	101,547
Computer Equipment and Software	231,226
Fixed Assets, at Cost	420,625
Less - Accumulated Depreciation	(245,269)
Fixed Assets, Net	$ 175,356

NOTE 5 PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 50 basis points over the clearing broker's cost of funds rate at December 31, 2011 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at December 31, 2011 was $4,460,225.

NOTE 6 INCOME TAXES

The deferred tax liability in the accompanying balance sheet is predominately related to the book to tax difference in depreciation totaling $131,302.

NOTE 7 LINE OF CREDIT

The Company has a $600,000 line of credit with a bank and has a balance of $0 at December 31, 2011. The line of credit has interest at prime, payable monthly, and matures on February 1, 2012.

NOTE 8 EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be greater of $100,000 or 6 2/3% ($214,562 at December 31, 2011) of aggregate indebtedness. As of December 31, 2011, the Company had net capital, as defined, of $4,603,390, which exceeded the minimum requirements of $214,562. Also, as defined by Rule 15c3-1, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. As of December 31, 2011, the ratio of aggregate indebtedness to net capital for the Company was .70 to 1.

NOTE 10 OFF-BALANCE-SHEET AND CREDIT RISK

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2011 is not expected to have a material adverse effect on the financial statements of the Company.

NOTE 10 OFF-BALANCE-SHEET AND CREDIT RISK (CONTINUED)

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of the counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

NOTE 11 FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. For additional information on how the Company measures fair value refer to Note 1 – Summary of Significant Accounting Policies to the Financial Statements. The following table presents the balances of the financial assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. Government and Federal Agency	$ -	$ 197,566	$ -	$ 197,566
State and Municipal Obligations	-	11,309,379	-	$ 11,309,379
Mortgage Backed Securities	-	612,711	-	$ 612,711

NOTE 12 OPERATING LEASES

The Company has entered into operating leases for office space in St. Louis, Missouri through September 2017 and Overland Park, Kansas through September 2012. As of December 31, 2011, the future minimum rental payments are as follows:

2012	$ 152,602
2013	128,869
2014	128,869
2015	128,869
2016	128,869
Thereafter	96,652
Total	$ 764,730

FIRST
BANKERS' BANC
SECURITIES, INC.

Member SIPC

THOMAS MCNEELY
Senior Vice President
314-835-4916
tmcneely@firstbankersbanc.com

February 24, 2012

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
125

Securities and Exchange Commission
Registrations Branch-Mail Stop 8031
100 F Street NE
Washington, DC 20549

Ladies and Gentlemen:

Enclosed are two copies of this firm's audited financial statements for the fiscal year ending December 31, 2011. Form X-17A-5 is included within the bound report. Two copies of Form SIPC-7 with the related Accountant's Report are also enclosed. The audited financial statements are deemed confidential. Two copies of the firm's audited statement of financial condition are enclosed as a public document.

Yours truly,

Thomas W. McNeely
Senior Vice President
Compliance Officer

260 The Apothecary
140 N. 8th Street
Lincoln, NE 68508
Toll Free 866-630-1131
Phone 402-476-1131
Fax 402-476-1879

MAIN OFFICE
1714 Deer Tracks Trail
Suite 110
St. Louis, MO 63131
Toll Free 888-726-2880
Phone 314-726-2880
Fax 314-863-1721

6800 College Boulevard
Suite 420
Overland Park, KS 66211
Toll Free 866-530-2846
Phone 913-469-5400
Fax 913-469-5404